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CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com October 20, 2017

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Ms. Katherine Wray

Mr. Edwin Kim

Mr. Stephen Krikorian

Ms. Morgan Youngwood

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:          Jianpu Technology Inc.
Registration Statement on Form F-1
CIK No. 0001713923

Dear Ms. Wray, Mr. Kim, Mr. Krikorian and Ms. Youngwood:

On behalf of our client, Jianpu Technology Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on October 13, 2017.

In accordance with the Jumpstart Our Business Startups Act as amended, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Sandy Xu, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2992 or via email at sandy.r.xu@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Daqing (David) Ye, Chief Executive Officer, Jianpu Technology Inc.

Yilü (Oscar) Chen, Chief Financial Officer, Jianpu Technology Inc.

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Sandy Xu, Partner, PricewaterhouseCoopers Zhong Tian LLP

Chris Lin, Esq., Partner, Simpson Thacher & Bartlett